Exhibit 8.1

List of subsidiaries of the Registrant

Name of Subsidiaries	Holding Ratio
Pheton (BVI) Ltd	100%
iTonic Corporation	51%
Pheton (HK) Limited	100%
北京锦瑞希医疗科技有限公司	100%
北京飞天兆业科技有限责任公司	100%
米立（江苏）医学技术有限公司	60%